# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Inhibrx Biosciences, Inc., CIK 0002007919
CUSIP: 45720N103
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 11025 N. Torrey Pines Road, Suite 140, La Jolla, California (CA), 92037
Date of event which requires filing of this statement: 09/12/2024
Amends the filing with accession number 0000950142-24-001548
Filed by CIK 0001366074
Persons authorized to receive notices and communications: Mark Lappe, c/o Inhibrx Biosciences, Inc., 11025 N. Torrey Pines Road, Suite 140, La Jolla, California (CA), 92037, 858-795-4220

## Reporting persons
- Mark Lappe (CIK 0001366074): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 54,865; shared voting power 870,548; sole dispositive power 54,865; shared dispositive power 870,548; aggregate amount beneficially owned 925,413 (6.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Inhibrx Biosciences, Inc.
Address of issuer's principal executive offices: 11025 N. Torrey Pines Road, Suite 140, La Jolla, California (CA), 92037
Comment: This Amendment No. 1 to Schedule 13D ("Amendment No. 1") amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the "SEC") on June 3, 2024 (as amended, the "Schedule 13D"), relating to the shares of common stock, par value $0.0001 per share (the "Common Stock") of Inhibrx Biosciences, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information presented in Item 5(c) of this Schedule 13D is incorporated herein by reference. Mr. Lappe's personal funds were used for the purchases reported herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 11 and 13 of the cover page of this Schedule 13D are incorporated herein by reference.

The ownership information presented herein represents beneficial ownership of Common Stock as of the date hereof, based on 14,475,904 shares of Common Stock outstanding as of November 8, 2024, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 14, 2024.

Mr. Lappe is the beneficial owner of 925,413 shares of Common Stock, which consist of (i) 54,865 shares of Common Stock held in Mr. Lappe's Roth IRA, (ii) 705,548 shares of Common Stock held by the Lappe Family Trust, of which Mr. Lappe is a trustee and (iii) 165,000 shares of Common Stock held by the Lappe Descendants' Trust, of which Mr. Lappe is the trustee.
Number of shares as to which each person has sole or shared power to vote or dispose: Items 7-10 of the cover page of this Schedule 13D are incorporated herein by reference.
Transactions in the class effected during the past sixty days:
The following open-market transactions of Common Stock were effected between August 20, 2024-September 16, 2024. Mr. Lappe undertakes to provide, upon request by the staff of the SEC, the Issuer, or a security holder of the Issuer, full information regarding the number of shares and prices at which the transactions were effected:

On August 20, 2024, 27,055 shares were purchased on behalf of Mr. Lappe's Roth IRA at prices ranging from $12.77 to $13.14, with a weighted average price per share of $12.97.

On August 21, 2024, 12,945 shares were purchased on behalf of Mr. Lappe's Roth IRA at prices ranging from $12.82 to $13.10, with a weighted average price per share of $12.93.

On August 29, 2024, the Lappe Descendants' Trust purchased 10,000 shares at prices ranging from $13.9079 to $14.245, with a weighted average price per share of $14.03.

On August 30, 2024, the Lappe Descendants' Trust purchased 10,000 shares at prices ranging from $13.96 to $14.13, with a weighted average price per share of $14.02.

On September 3, 2024, the Lappe Descendants' Trust purchased 15,288 shares and 4,712 shares at prices ranging from $15.115 to $16.11 and $16.115 to $16.465, respectively, with a weighted average price per share of $15.66 and $16.31, respectively.

On September 6, 2024, the Lappe Family Trust purchased 26,000 shares at prices ranging from $15.04 to $15.70, with a weighted average price per share of $15.29.

On September 9, 2024, the Lappe Family Trust purchased 9,500 shares at prices ranging from $15.08 to $15.50, with a weighted average price per share of $15.21.

On September 10, 2024, the Lappe Family Trust purchased 8,500 shares at prices ranging from $15.01 to $15.26, with a weighted average price per share of $15.19.

On September 12, 2024, the Lappe Family Trust purchased 26,963 shares at prices ranging from $15.00 to $15.10, with a weighted average price per share of $15.05.

On September 16, 2024, the Lappe Family Trust purchased 13,037 shares at prices ranging from $16.70 to $17.695, with a weighted average price per share of $17.13.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Mark Lappe: /s/ Mark Lappe, Mark Lappe (02/26/2025)